FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: July 29, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-14 July 29, 2003

KISLADAG OPTIMIZATION STUDY

VANCOUVER, BC – Eldorado Gold Corporation (the “Company”, “Eldorado” or “we”) is pleased to announce the results of the Optimization Study (the “Study”) for its 100% owned Kisladag Gold Project (“Kisladag”, the “Kisladag Project” or the “Project”) located in western Turkey. The Optimization Study, prepared by Hatch Associates, Vancouver (“Hatch”) is based on the previously completed Feasibility Study prepared by Hatch in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”). The results of the Feasibility Study were announced by the Company in its news release dated April 1, 2003.

The Study, based on the identical geological resources, mineable reserve and metallurgical recoveries incorporated in the Feasibility Study, has successfully demonstrated the opportunities to both improve the financial performance of the Project and accelerate the expansion of the Project to full production levels. The accelerated ramp up to full production in Year 2 will form the base plan for the Project going forward.

Highlights

		Feasibility	Optimization

Mine Throughput	Phase I	5.0 Mtpa	5.0 Mtpa
Mine Throughput	Phase II	10.0 Mtpa	10.0 Mtpa
Duration	Phase I	4 years	1 year
Duration	Phase II	10 years	11 years
Average Annual Gold Production	Phase I	143,000 ounces	155,000 ounces
Average Annual Gold Production	Phase II	230,000 ounces	246,000 ounces

Initial Capital Cost	Phase I	US$54.4 M	US$58.0 M
Working Capital		US$2.3 M	US$2.3 M
Expansion Capital	Phase II	US$39.4 M	US$30.7 M
Sustaining Capital		US$37.2 M	US$47.5 M

Cash Operating Cost		US$152/oz. Au	US$149/oz.
Total Production Cost		US$203/oz. Au	US$201/oz.
Internal Rate of Return @ $325/oz		32.6%	37.0%
Net Present Value @ 5%		US$146 M	US$160 M

Principal changes that have been incorporated in the Optimization Study resulting in an improved performance include:

1)	Contractor mining period reduced from 4 years to 2 years.

2)	Initial capital cost increases by US$3.6 M provides for owner drill and blast operation to commence in Year 1 with mining contractor activities limited to load and haul functions.

3)	Plant expansion to 10Mtpa capacity is completed during Year 1 of operation and funded by internally generated cash flows at a cost of US$13.5 M.

4)	Owner operated fleet commences production in year 3 utilizing mining fleet purchased in Year 2 at a cost of US$17.1 M from funds internally generated.

Optimization Study – Summary Production Schedule
Years 1-5

Year	1	2	3	4	5

Gold Production (oz.)	155,000	254,000	286,000	231,000	220,000

Cash Operating Cost US$/oz	119	143	127	160	175

“We have always believed in the opportunity to further improve the development and operating plan for the Kisladag Project. Early next month our final 5,000 meter definition drill programme will be complete enabling an updated resource and reserve report to be complete in September. This programme has been designed to further enhance the Project through the addition of shallow mineralization peripheral to the existing designed pit and the upgrading of the resources within the existing pit. With the successful award of the Positive Certificate from the Ministry of the Environment last month, work continues in Turkey to complete the remaining permitting and land acquisition to enable a construction decision by year end.” Commented Paul Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. “Mineral Resources” which are not “Mineral Reserves” do not have demonstrated economic viability.

Note to U.S. Investors. While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this release concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the

Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of the potential of Eldorado’s properties and expectation of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com